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                               December 15, 2022

       Michael Blitzer
       Co-Chief Executive Officer
       Inflection Point Acquisition Corp.
       34 East 51st Street, 5th Floor
       New York, NY 10022

                                                        Re: Inflection Point
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 1,
2022
                                                            File No. 333-267846

       Dear Michael Blitzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.

       Form S-4/A filed December 1, 2022

       Summary of the Proxy Statement/Prospectus
       Simplified Post-Combination Structure, page 36

   1. It appears the diagram of the post-combination structure should be revised to separately and more
clearly present the Intuitive Machines OpCo Common Units that will be outstanding after
the combination. Please advise or revise.
       Projected Financial Information, page 154

   2. We note your revisions in response to prior comment 6. If you have not received or do not receive any of the
contracts referenced in this section, such as the one related to the
                                                        Johnson Space Center,
please revise accordingly.
 Michael Blitzer
FirstName   LastNameMichael   Blitzer
Inflection Point Acquisition Corp.
Comapany15,
December    NameInflection
               2022         Point Acquisition Corp.
December
Page  2    15, 2022 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 204

3. Based on your response to prior comment 13, please revise the disclosures related to the assumptions you use in the pro forma scenario, "Assuming Maximum Redemptions", on page 205, and throughout the filing, to clarify this scenario also reflects the issuance of 5.1 million shares to CFPI under the Equity Facility. In addition, in regard to the tables on page 15 relative to the tables in the pro forma financial statements, please address the following:
             Revise or explain why the maximum redemption scenarios in the 2 tables on page 15 exclude the 5.1 shares to be issued to CFPI under the Equity Facility, based on the disclosure in note 2.K that there are no conditions or circumstances under which the
              5.1 million shares would not be issued under the maximum redemption scenario; and
             Revise or explain why the 2 tables on page 15 exclude shares to be issued to the
              SAFE Holders, since it appears the shares will issued in the combination and will result in additional dilution.
4. We note your response to prior comment 11. Please revise note 2.E to disclose the conversion terms, and related accounting for, the conversion of the SAFE liability into 2.1 million shares of class A common stock.
5. We note your response to prior comment 13. Please more fully explain how you determined the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulations S-X. In this regard, we note your disclosure in note 2.K that there are no conditions or circumstances under which the 5.1 million shares would not be issued under the maximum redemption scenario. Please be advised, if there are any conditions or circumstances under which the
5.1 million shares
         will not be issued under a redemption scenario less than the maximum redemption scenario, such that pro forma cash and pro forma equity could be less then the pro forma amounts currently presented under the maximum redemption scenario, revise the pro forma financial statements or explain why you believe they reflect the range of possible results.
6. We note note your response to prior comment 14. Please revise your disclosures in note
         2.G to provide a sensitivity analysis that quantifies how changes in the assumptions related to the fair value of the Earnout Shares could impact the pro forma balance sheet and statements of operations.
Facilities, page 271

7. Your revisions in response to prior comment 18 appear to only address reimbursements from the lessor. The revisions do not disclose the cost to construct the facility and the source or sources of capital you intend to use, as requested. Therefore, we reissue prior comment 18.
 Michael Blitzer
Inflection Point Acquisition Corp.
December 15, 2022
Page 3
Intellectual Property, page 271

8. We note your response to prior comment 19 and we reissue in part. Please disclose the maintenance fees and the expiration date of the relevant patents.
General

9. We note your response to prior comment 5. Please tell us whether Citi was provided or will be provided with any consideration from any source, not only the SPAC or the target, in exchange for the waiver you mention and any agreements, arrangements or understandings between Citi and any party with respect to that waiver.
10. Your response to prior comment 31 addresses only the waiver you provided. It does not discuss or provide under separate cover any correspondence between you and Citi relating to Citi's refusal to serve as financial advisor and refusal to waive its deferred fee.
       Therefore, we reissue prior comment 31. Note that this comment is not limited solely to paper correspondence.
11. Please disclose your response to prior comment 34. In making such revisions, note that the comment is not limited to "formal relationship[s]" or whether Citi was "retained" in any capacity.
12. Please reconcile your revisions in response to prior comments 32 and 33 regarding a
       "business conflict" with the information you deleted from page 141 regarding your communication with Citi on April 5, 2022.
        You may contact Beverley Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Blitzer
                                                            Division of
Corporation Finance
Comapany NameInflection Point Acquisition Corp.
                                                            Office of
Manufacturing
December 15, 2022 Page 3
cc:       Joel Rubinstein
FirstName LastName